

Mail Stop 4561

October 14, 2015

Jan Goetgeluk
Chief Executive Officer
Virtuix Holdings Inc.
1826 Kramer Lane, Suite H
Austin, TX 78758

> **Re: Virtuix Holdings Inc.**
> **Offering Statement on Form 1-A**
> **Filed September 17, 2015**
> **File No. 367-00013**

Dear Mr. Goetgeluk:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Part I—Notification

Item 4. Summary Information Regarding the Offering and Other Current or Proposed Offerings

1.   You indicate that you do not intend to offer the securities on a delayed or continuous basis but also state that the offering will last more than one year. We also note your disclosure on the cover page that the offering will terminate no later than March 31, 2016. Please reconcile.

Part II—Information Required in Offering Circular

Risk Factors, page 1

2.   Please consider including a risk factor that highlights key provisions of the Subscription Agreement, such as:
  - the acknowledgement in section 4(b) that the subscriber represents and warrants that it has read the Offering Circular and understands the risks, whether or not included in the Offering Circular;
  - the provision in section 4(k) that the subscriber indemnifies you for any claims based on brokerage commission, finders' fees or similar compensation; and
  - the exclusive forum provision limiting jurisdiction to Texas.

3.   Please include a risk factor that highlights the existence of the Series Seed and Series 2 preferred stock and clarifies the rights, preferences, and privileges of the Series A preferred.

4.   Please consider including a risk factor to highlight the risk from the pledge of 2 million shares of common and your intellectual property as collateral for the VLL Note.

Dilution, page 3

5.   The disclosure in your table that you are offering 5 million shares is inconsistent with Part I of Form 1-A, where you indicate that you are selling 7.5 million shares. Please reconcile and revise your table.

The Company's Business

Basic Information about the Company, page 7

6.   Refer to the second paragraph. Please disclose the obstacles and challenges that remain prior to beginning production. We note your disclosure on page 8 that timing may be affected by the capacity of the manufacturer and timeliness of the process.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 12

7.   Please expand the bullet point disclosure to provide a discussion of the reasons for and causes of the increase in expenses in general and administrative and research and development. Your current disclosure only states that these types of expenses have increased. Refer to Instruction 2 to Item 9(a) in Part II of Form 1-A.

Liquidity and Capital Resources, page 12

8.   Please revise your filing to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources without regard to the proceeds you expect to receive from the offering. We refer you to FRC 501.03(a) and Section IV of SEC Release 33-8350 for additional guidance.

9.   It appears that you have not received revenues from operations since April 2013. Please describe your plan of operations for the 12 months following commencement of the offering and related disclosure. Refer to Item 9(c) in Part II of Form 1-A.

10.   You state in the first paragraph on page 13 that $175,000 in related party notes was converted into Series Seed Preferred. Please tell us whether any related party notes remain outstanding and provide clarifying disclosure. If so, explain to us why these are not required to be disclosed on page 17 and file the agreements as exhibits.

Security Ownership of Management and Certain Securityholders, page 16

11.   We note that your table does not include the preferred stock. Refer to Item 12(a)(2) in Part II of Form 1-A and advise or revise. In addition, given the conversion feature of the preferred, please also include the preferred ownership as part of the common stock to the extent it is owned by officer, directors, and 10% owners or advise.

Securities Being Offered

Preferred Stock, page 19

12.   Please provide a discussion of the rights of the preferred stock. It appears from your disclosure on pages 3 and F-15 that each share of preferred stock is convertible into one share of common stock. In addition, revise the cover page to state that the Series A Preferred you are offering is convertible into common and add a brief description of the conversion terms as the conversion feature is not clear from the title of the securities.

Consolidated Financial Statements

Independent Auditor's Report, page F-1

13.   We note your disclosure beginning on page F-18 regarding your ability to continue as a going concern. Please tell us how your auditors considered the guidance in AU-C Section 570 in evaluating whether there was substantial doubt about your ability to continue as a going concern and the basis for their conclusion.

EX1A-11 Consent

14.   The consent of your independent auditor refers to their report dated September 16, 2015; however, the Independent Auditor's Report included in the Form 1-A is dated September 15, 2015. Please revise the consent accordingly.

Part III—Exhibits

Index to Exhibits, page 24

15.   Please file a copy of your agreement with SI Securities. Refer to Item 17(1) of Part III to Form 1-A.

16.   Please file a copy of any agreements related to your subordinated unsecured convertible promissory notes or advise.

17.   You appear to be substantially dependent on your Original Equipment Manufacturing Agreement with a Chinese manufacturer and your License Agreement with CloudNav, Inc. Please file copies of these agreements as exhibits or advise. Refer to Item 17(6) of Part II to Form 1-A.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or me at 202-551-3462 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief—Legal

cc: Andrew Stephenson, Esq.
        KHLK LLP